S&S DRAFT
                                                                        01/11/01


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 3)

                        Infinity Broadcasting Corporation
                        ---------------------------------
                                (Name of Issuer)

                 Class A Common Stock, Par Value $.01 per share
                 ----------------------------------------------
                         (Title of Class of Securities)

                                  456-62S-10-2
                                 (CUSIP Number)

                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
                       (Name, Address and Telephone Number
           of Person Authorized to Receive Notices and Communications)

                                 January 4, 2001
                                 ---------------
             (Date of Event which requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box. [__]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456-62S-10-2                                        Page 2 of 20 Pages
                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          SUMNER M. REDSTONE
          S.S. NO.
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

               (a)     [__]
               (b)     [__]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions):         OO(1)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------
     NUMBER OF                 7      Sole Voting Power:  0
      SHARES                   -------------------------------------------------
  BENEFICIALLY                 8      Shared Voting Power:  777,088,654(2)
    OWNED BY                   -------------------------------------------------
      EACH                     9      Sole Dispositive Power:  0
    REPORTING                  -------------------------------------------------
     PERSON                    10     Shared Dispositive Power:  700,000,000
      WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               777,088,654(2)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): [__]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          71.3%(3)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  IN
--------------------------------------------------------------------------------

-----------------------

1 Pursuant to the Merger (as defined in Item 4), subject to the conditions specified in the Merger Agreement (as defined in Item 4), Viacom Inc. will acquire all of the outstanding Class A Shares (as defined in Item 1), in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

2 Includes 700,000,000 Class B Shares (as defined in Item 1) beneficially owned by the Reporting Persons and 77,088,654 Class A Shares which may be deemed to be beneficially owned by the Reporting Persons as a result of the Voting Agreement (as defined in Item 4).

3 64.2% is attributable to the 700,000,000 Class B Shares beneficially owned by the Reporting Persons and 7.1% is attributable to the 77,088,654 Class A Shares which may be deemed to be beneficially owned by the Reporting Persons as a result of the Voting Agreement. As the Class B Shares carry five votes per share, the Reporting Persons effectively have 90.0% of the voting power with respect to matters other than those governed by the Voting Agreement.

CUSIP No. 456-62S-10-2                                        Page 3 of 20 Pages

                                 SCHEDULE 13D/A

--------------------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          CBS Broadcasting Inc.
          I.R.S. No. 13-0590730
--------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group:

               (a)     [__]
               (b)     [__]
--------------------------------------------------------------------------------
3         SEC Use Only

--------------------------------------------------------------------------------
4         Source of Funds (See Instructions):         OO(1)

--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [__]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization:  New York
--------------------------------------------------------------------------------
     NUMBER OF                 7      Sole Voting Power:  0
      SHARES                   -------------------------------------------------
  BENEFICIALLY                 8      Shared Voting Power:  777,088,654(2)
    OWNED BY                   -------------------------------------------------
      EACH                     9      Sole Dispositive Power:  0
    REPORTING                  -------------------------------------------------
     PERSON                    10     Shared Dispositive Power:  700,000,000
      WITH
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person:
               777,088,654(2)
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions): [__]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11):
          71.3%(3)
--------------------------------------------------------------------------------
14        Type of Reporting Person (See Instructions):  CO
--------------------------------------------------------------------------------

-----------------------

1 Pursuant to the Merger (as defined in Item 4), subject to the conditions specified in the Merger Agreement (as defined in Item 4), Viacom Inc. will acquire all of the outstanding Class A Shares (as defined in Item 1), in exchange for shares of Class B Common Stock, par value $.01 per share, of Viacom Inc.

2 Includes 700,000,000 Class B Shares (as defined in Item 1) beneficially owned by the Reporting Persons and 77,088,654 Class A Shares which may be deemed to be beneficially owned by the Reporting Persons as a result of the Voting Agreement (as defined in Item 4).

3 64.2% is attributable to the 700,000,000 Class B Shares beneficially owned by the Reporting Persons and 7.1% is attributable to the 77,088,654 Class A Shares which may be deemed to be beneficially owned by the Reporting Persons as a result of the Voting Agreement. As the Class B Shares carry five votes per share, the Reporting Persons effectively have 90.0% of the voting power with respect to matters other than those governed by the Voting Agreement.

                                                              Page 4 of 20 Pages

                  This Amendment No. 3 (this "Amendment") amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on May 15, 2000, as amended by Amendment No. 1 and Amendment No. 2 thereto (as so amended, the "Schedule 13D"), by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons"). This Amendment is filed with respect to the Class A Common Stock, $.01 par value per share (the "Class A Shares"), of Infinity Broadcasting Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 1.  Security and Issuer

                  Item 1 is hereby amended and restated in its entirety to read as follows:

                  "The class of equity securities to which this Statement on
Schedule 13D relates is the Class A Common Stock, par value $.01 per share (the "Class A Shares"), of Infinity Broadcasting Corporation (the "Issuer"), a Delaware corporation, with its principal executive office located at 40 West 57th Street, New York, NY 10019, by virtue of (1) the Reporting Persons' (as defined in Item 2) ownership of the Issuer's Class B Common Stock, par value $.01 per share (the "Class B Shares"; together with the Class A Shares, the "Common Shares"), which are convertible into Class A Shares on a one-for-one basis under certain circumstances, and (2) the Voting Agreement (as defined in Item 4), pursuant to which the Reporting Persons may be deemed to be the beneficial owners of the Class A Shares subject to such agreement. The Class A Shares carry one vote per share and the Class B Shares carry five votes per share."

Item 2.  Identity and Background

                  Item 2 is hereby amended and restated in its entirety to read as follows:

                  "This Statement is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons").

                  CBSBI, a New York corporation, has its principal executive offices at 51 West 52nd Street, New York, New York 10019. CBSBI's principal business is the CBS television network, radio and television broadcasting, and outdoor advertising. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

                  W/CBS HCI, a Delaware corporation, has its principal office at 51 West 52nd Street, New York, New York 10019. W/CBS HCI's principal business is cable television transmission and production services. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

                  Viacom, a Delaware corporation, has its principal executive offices at 1515 Broadway, New York, New York 10036 and is a diversified entertainment and communications company. At December 29, 2000, approximately 68.1% of Viacom's voting Class A Common

                                                              Page 5 of 20 Pages

Stock, par value $.01 per share, and approximately 13.2% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, was owned by NAIRI.

                  NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and is a company owning and operating movie theaters in the United States whose main asset is its shares of Viacom Class A Common Stock and Class B Common Stock.

                  NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI. 66-2/3% of the issued and outstanding shares of capital stock of NAI are beneficially owned by Mr. Sumner
M. Redstone, as trustee of a trust owning such shares.

                  Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom Inc. Mr. Redstone is also a director of the Issuer.

                  The executive officers and directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

                  (a)   Name;

                  (b)   Residence or business address; and

                  (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

                  During the last five years, neither of the Reporting Persons nor any person named in any of Schedules I through V attached hereto has been
(a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Except for Jan Leschly, who is a Danish citizen, all of the directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United States."

Item 4.  Purpose of Transaction

                  Item 4 is hereby amended and restated in its entirety to read as follows:

                                                              Page 6 of 20 Pages

                  "The Issuer's Class B Shares were acquired by the Reporting Persons, other than CBSBI and W/CBS HCI which previously owned the subject shares, pursuant to the merger of CBS, of which CBSBI and W/CBS HCI were, respectively, indirect and direct wholly owned subsidiaries, with and into Viacom on May 4, 2000. The Reporting Persons may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by them.

                  On October 30, 2000, Viacom, IBC Merger Corp., a Delaware corporation and a direct wholly owned subsidiary of Viacom ("Merger Sub"), and the Issuer entered into a definitive agreement and plan of merger (the "Merger Agreement") pursuant to which the Issuer will merge with and into Merger Sub (the "Merger") and Viacom will acquire all the issued and outstanding Class A Shares not currently owned by Viacom. In the Merger, each outstanding Class A Share will be converted into the right to receive 0.592 of a share of Viacom Class B Common Stock, par value $.01 per share.


                  On January 5, 2001, Viacom and the Issuer announced that Infinity would hold a meeting of its stockholders to seek approval of the Merger by the Issuer's minority stockholders, and that Viacom had entered into a voting agreement dated as of January 4, 2001 (the "Voting Agreement") with two stockholders of the Issuer, William S. Levine and Arturo Moreno. Pursuant to the Voting Agreement, Messrs. Levine and Moreno have agreed to vote their Class A Shares in favor of the Merger Agreement, the Merger and any actions required in furtherance thereof. At its stockholders meeting, Infinity will seek approval of the Merger by holders of 66 2/3% of the outstanding Common Shares, other than those owned by Viacom or subject to the Voting Agreement.

                  Viacom anticipates that upon completion of the Merger, Viacom will seek to cause the Class A Shares to be delisted from trading on the New York Stock Exchange and to cause the termination of registration of the Class A Shares pursuant to Section 12 of the Securities and Exchange Act of 1934, as amended (the "Act").

                  A copy of the Merger Agreement is attached hereto as Exhibit
99.1 and is incorporated by reference herein. A copy of the press release issued by Viacom and the Issuer on October 31, 2000 is attached hereto as Exhibit 99.2. A copy of the Voting Agreement is attached hereto as Exhibit 99.3 and is incorporated by reference herein. A copy of the press release issued by Viacom and the Issuer on January 5, 2001 is attached hereto as Exhibit 99.4.

                  Other than as set forth herein, the Reporting Persons have no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of Item 4 of Schedule 13D."

Item 5.  Interest in Securities of the Issuer

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

                  "(a) and (b) CBSBI is the owner, with shared dispositive and voting power, of 700,000,000 Class B Shares, or approximately 64.2% of the Issuer's issued and outstanding Common Shares and 90.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30, 2000).

                                                              Page 7 of 20 Pages

                  W/CBS HCI is currently the beneficial owner, with shared dispositive and voting power of 700,000,000 Class B Shares, or approximately 64.2% of the Issuer's issued and outstanding Common Shares and 90.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30, 2000).

                  Viacom is currently the beneficial owner, with shared dispositive and voting power, of 700,000,000 Class B Shares, or approximately 64.2% of the Issuer's issued and outstanding Common Shares and 90.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30, 2000).

                  NAIRI is currently the beneficial owner, with shared dispositive and voting power, of 700,000,000 Class B Shares, or approximately 64.2% of the Issuer's issued and outstanding Common Shares and 90.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30, 2000).

                  NAI is currently the beneficial owner, with shared dispositive and voting power, of 700,000,000 Class B Shares, or approximately 64.2% of the Issuer's issued and outstanding Common Shares and 90.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30, 2000).

                  As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner of 700,000,000 Class B Shares of the Issuer, or approximately 64.2% of the Issuer's issued and outstanding Common Shares and 90.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30,
2000).

                  In addition to the foregoing, as a result of the Voting Agreement, each of the Reporting Persons may be deemed the beneficial owner of up to 77,088,654 Class A Shares of the Issuer, or approximately 7.1% of the Issuer's issued and outstanding Common Shares and 2.0% of the voting power (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of September 30, 2000).

                  Mel Karmazin, Chairman, President and Chief Executive Officer of the Issuer and President and Chief Operating Officer of Viacom, beneficially owns, and has sole voting and dispositive power over, 389,100 shares (less than 1%) of the Issuer's Class A Shares, including 338,888 shares underlying stock options exercisable within 60 days of January 4, 2001.

                  Fredric G. Reynolds, Executive Vice President and Chief Financial Officer of Viacom, beneficially owns 48,506 shares (less than 1%) of the Issuer's Class A Shares, including (i) 45,000 shares held by The Reynolds LAJADESH Foundation, of which Mr. Reynolds is co-trustee with his wife, over which Mr. Reynolds and his wife share voting and dispositive power, but have no pecuniary interest, and (ii) 3,506 shares over which Mr. Reynolds has sole voting and dispositive power.

                  Leslie Moonves, President and Chief Executive Officer of CBS Television, beneficially owns, and has sole voting and dispositive power over, 30,000 shares (less than 1%) of the Issuer's Class A Shares.

                                                              Page 8 of 20 Pages


                  Martin D. Franks, Senior Vice President of Viacom Inc. and Executive Vice President of CBS Television, beneficially owns, and has sole voting and dispositive power over, 14,500 shares (less than 1%) of the Issuer's Class A Shares.

                  Robert G. Freedline, Vice President, Treasurer of Viacom Inc., beneficially owns, and has shared voting and dispositive power with his wife over, 1,000 shares (less than 1%) of the Issuer's Class A Shares.

                  George H. Conrades, a Director of Viacom and the Issuer, beneficially owns, and has sole voting and dispositive power over, 23,537 shares (less than 1%) of the Issuer's Class A Shares, including 3,537 shares underlying stock options exercisable within 60 days of January 4, 2001.

                  William H. Gray III, a Director of Viacom, beneficially owns, and has sole voting and dispositive power over, 1,000 shares (less than 1%) of the Issuer's Class A Shares.

                  Jan Leschly, a Director of Viacom, beneficially owns, and has sole voting and dispositive power over, 15,000 shares (less than 1%) of the Issuer's Class A Shares.

                  David T. McLaughlin, a Director of Viacom and the Issuer, beneficially owns, and has sole voting and dispositive power over, 1,835 shares (less than 1%) of the Issuer's Class A Shares, including 385 shares underlying stock options exercisable within 60 days of January 4, 2001.

                  Robert Walter, a Director of Viacom and the Issuer, beneficially owns, and has sole voting and dispositive power over, 23,537 shares (less than 1%) of the Issuer's Class A Shares, including 3,357 shares underlying stock options exercisable within 60 days of January 4, 2001.

                  (c) On December 27, 2000, Fredric Reynolds gifted 45,000 shares of directly held Class A Shares to The Reynolds LAJADESH Foundation. The closing price for the Issuer's Class A Shares on December 27, 2000 was $27.25 per share.

                  (d)  None.

                  (e)  N/A"

Item 7.  Material to be filed as Exhibits

            99.3 Voting Agreement between Viacom Inc. and the individuals set forth on Schedule I thereto, dated as of January 4, 2001.

            99.4 Press Release issued by Viacom Inc. and Infinity Broadcasting Corporation on January 5, 2001.

                                                              Page 9 of 20 Pages


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

Dated:  January 12, 2001

                                          /s/ Sumner M. Redstone
                                          ----------------------------
                                          Sumner M. Redstone,
                                          Individually

                                 National Amusements, Inc.


                                 By:      /s/ Sumner M. Redstone
                                          ----------------------------
                                          Name:  Sumner M. Redstone
                                          Title:  Chairman and Chief
                                                   Executive Officer

                                 NAIRI, Inc.


                                 By:      /s/ Sumner M. Redstone
                                          ----------------------------
                                          Name:  Sumner M. Redstone
                                          Title:  Chairman and President

                                 Viacom Inc.


                                 By:      /s/ Michael D. Fricklas
                                          ----------------------------
                                          Name:  Michael D. Fricklas
                                          Title:  Executive Vice President,
                                                   General Counsel and
                                                   Secretary

                                 Westinghouse/CBS Holding
                                 Company, Inc.

                                 By:      /s/ Angeline C. Straka
                                          ----------------------------
                                          Name:  Angeline C. Straka
                                          Title:  Vice President and Secretary

                                 CBS Broadcasting Inc.


                                 By:      /s/ Angeline C. Straka
                                          ----------------------------
                                          Name:  Angeline C. Straka
                                          Title:  Vice President and Secretary

                                                             Page 10 of 20 Pages


Exhibit Index
-------------


Exhibit No.       Description
-----------       -----------

99.3 Voting Agreement between Viacom Inc. and the individuals set forth on Schedule I thereto, dated as of January 4, 2001.

99.4 Press Release issued by Viacom Inc. and Infinity Broadcasting Corporation on January 5, 2001.

                                                             Page 11 of 20 Pages


                                   SCHEDULE I

                              CBS BROADCASTING INC.

     ----------------------------------------------------------------------

                               EXECUTIVE OFFICERS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
             Name                       Business or            Principal Occupation or        Name and Address of
                                     Residence Address               Employment              Corporation or Other
                                                                                             Organization in which
                                                                                                   Employed
----------------------------------------------------------------------------------------------------------------------
Mel Karmazin                    Viacom Inc.                  President and Chief          Viacom Inc.
                                1515 Broadway                Operating Officer of         1515 Broadway
                                New York, NY 10036           Viacom Inc.; Chairman,       New York, NY 10036
                                                             President and Chief
                                                             Executive Officer of         Infinity Broadcasting
                                                             Infinity Broadcasting        Corporation
                                                             Corporation                  40 West 57th Street New
                                                                                          York, NY 10019
----------------------------------------------------------------------------------------------------------------------
Louis J. Briskman*              CBS Broadcasting Inc.        Executive Vice President     CBS Broadcasting Inc.
                                51 W. 52nd Street            and General Counsel of CBS   51 W. 52nd Street
                                New York, NY 10019           Television                   New York, NY 10019
----------------------------------------------------------------------------------------------------------------------
Leslie Moonves                  CBS Television               President and Chief          CBS Television
                                7800 Beverly Blvd.           Executive Officer of CBS     7800 Beverly Blvd.
                                Suite 343                    Television                   Los Angeles, CA 90036
                                Los Angeles, CA 90036
----------------------------------------------------------------------------------------------------------------------
Fredric G. Reynolds*            Viacom Inc.                  Executive Vice President     Viacom Inc.
                                1515 Broadway                and Chief Financial          1515 Broadway
                                New York, NY 10036           Officer of Viacom Inc.       New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Michael D. Fricklas*            Viacom Inc.                  Executive Vice President,    Viacom Inc.
                                1515 Broadway                General Counsel and          1515 Broadway
                                New York, NY 10036           Secretary of Viacom Inc.     New York, NY 10036
----------------------------------------------------------------------------------------------------------------------

*Also a Director

                                                             Page 12 of 20 Pages


                                   SCHEDULE II

                     WESTINGHOUSE CBS HOLDING COMPANY, INC.

     ----------------------------------------------------------------------

                               EXECUTIVE OFFICERS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                            Business or Residence        Principal Occupation or      Name and Address of
                                Address                      Employment                   Corporation or Other
                                                                                          Organization in which
                                                                                          Employed
----------------------------------------------------------------------------------------------------------------------
Mel Karmazin                    Viacom Inc.                  President and Chief          Viacom Inc.
                                1515 Broadway                Operating Officer of         1515 Broadway
                                New York, NY 10036           Viacom Inc.; Chairman,       New York, NY 10036
                                                             President and Chief
                                                             Executive Officer of         Infinity Broadcasting
                                                             Infinity Broadcasting        Corporation
                                                             Corporation                  40 West 57th Street
                                                                                          New York, NY 10019
----------------------------------------------------------------------------------------------------------------------
Louis J. Briskman*              CBS Broadcasting Inc.        Executive Vice President     CBS Broadcasting Inc.
                                51 W. 52nd Street            and General Counsel of CBS   51 W. 52nd Street
                                New York, NY 10019           Television                   New York, NY 10019
----------------------------------------------------------------------------------------------------------------------
Leslie Moonves                  CBS Television               President and Chief          CBS Television
                                7800 Beverly Blvd.           Executive Officer of CBS     7800 Beverly Blvd.
                                Suite 343                    Television                   Los Angeles, CA 90036
                                Los Angeles, CA 90036
----------------------------------------------------------------------------------------------------------------------
Fredric G. Reynolds*            Viacom Inc.                  Executive Vice President     Viacom Inc.
                                1515 Broadway                and Chief Financial          1515 Broadway
                                New York, NY 10036           Officer of Viacom Inc.       New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Michael D. Fricklas*            Viacom Inc.                  Executive Vice President,    Viacom Inc.
                                1515 Broadway                General Counsel and          1515 Broadway
                                New York, NY 10036           Secretary of Viacom Inc.     New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
*Also a Director

                                                             Page 13 of 20 Pages


                                  SCHEDULE III

                                   VIACOM INC.

     ----------------------------------------------------------------------

                               EXECUTIVE OFFICERS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                            Business or Residence        Principal Occupation or      Name and Address of
                                Address                      Employment                   Corporation or Other
                                                                                          Organization in Which
                                                                                          Employed
----------------------------------------------------------------------------------------------------------------------
Sumner M. Redstone*             National Amusements, Inc.    Chairman of the Board and    National Amusements, Inc.
                                200 Elm Street               Chief Executive Officer of   200 Elm Street
                                Dedham, MA 02026             National Amusements, Inc.;   Dedham, MA 02026
                                                             Chairman and President of
                                                             NAIRI, Inc.; Chairman of     Viacom Inc.
                                                             the Board and Chief          1515 Broadway
                                                             Executive Officer of         New York, NY l0036
                                                             Viacom Inc.
----------------------------------------------------------------------------------------------------------------------
Mel Karmazin*                   Viacom Inc.                  President and Chief          Viacom Inc.
                                1515 Broadway                Operating Officer of         1515 Broadway
                                New York, NY 10036           Viacom Inc.; Chairman,       New York, NY 10036
                                                             President and Chief
                                                             Executive Officer of         Infinity Broadcasting
                                                             Infinity Broadcasting        Corporation
                                                             Corporation                  40 West 57th Street
                                                                                          New York, NY 10019
----------------------------------------------------------------------------------------------------------------------
Michael D. Fricklas             Viacom Inc.                  Executive Vice President,    Viacom Inc.
                                1515 Broadway                General Counsel and          1515 Broadway
                                New York, NY 10036           Secretary of Viacom Inc.     New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Susan C. Gordon                 Viacom Inc.                  Vice President,              Viacom Inc.
                                1515 Broadway                Controller, Chief            1515 Broadway
                                New York, NY 10036           Accounting Officer of        New York, NY 10036
                                                             Viacom Inc.

                                                             Page 14 of 20 Pages

----------------------------------------------------------------------------------------------------------------------
Carl D. Folta                   Viacom Inc.                  Senior Vice President,       Viacom Inc.
                                1515 Broadway                Corporate Relations of       1515 Broadway
                                New York, NY 10036           Viacom Inc.                  New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Martin D. Franks                Viacom Inc.                  Senior Vice President of     Viacom Inc.
                                1515 Broadway                Viacom Inc.; Executive       1515 Broadway
                                New York, NY 10036           Vice President of CBS        New York, NY 10036
                                                             Television
----------------------------------------------------------------------------------------------------------------------
Robert G. Freedline             Viacom Inc.                  Vice President, Treasurer    Viacom Inc.
                                1515 Broadway                of Viacom Inc.               1515 Broadway
                                New York, NY 10036                                        New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Carol A. Melton                 Viacom Inc.                  Senior Vice President,       Viacom Inc.
                                1515 Broadway                Government Affairs, of       1515 Broadway
                                New York, NY 10036           Viacom Inc.                  New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
William A. Roskin               Viacom Inc.                  Senior Vice President,       Viacom Inc.
                                1515 Broadway                Human Resources and          1515 Broadway
                                New York, NY 10036           Administration of Viacom     New York, NY 10036
                                                             Inc.
----------------------------------------------------------------------------------------------------------------------
Fredric G. Reynolds             Viacom Inc.                  Executive Vice President,    Viacom Inc.
                                1515 Broadway                Chief Financial Officer of   1515 Broadway
                                New York, NY 10036           Viacom Inc.                  New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Martin Shea                     Viacom Inc.                  Senior Vice President,       Viacom Inc.
                                1515 Broadway                Investor Relations of        1515 Broadway
                                New York, NY 10036           Viacom Inc.                  New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
*Also a Director

                                                             Page 15 of 20 Pages

     ----------------------------------------------------------------------

                                    DIRECTORS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                            Business or Residence        Principal Occupation or      Name and Address of
                                Address                      Employment                   Corporation or Other
                                                                                          Organization in Which
                                                                                          Employed
----------------------------------------------------------------------------------------------------------------------
George S. Abrams                Winer & Abrams               Attorney                     Winer & Abrams
                                60 State Street                                           60 State Street
                                Boston, MA 02109                                          Boston, MA 02109
----------------------------------------------------------------------------------------------------------------------
David R. Andelman               Lourie & Cutler PC           Attorney                     Lourie & Cutler PC
                                60 State Street                                           60 State Street
                                Boston, MA 02109                                          Boston, MA 02109
----------------------------------------------------------------------------------------------------------------------
George H. Conrades              AKAMAI Technologies          Chairman and Chief           AKAMAI Technologies
                                500 Technology Square, 5th   Executive Officer of AKAMAI  500 Technology Square, 5th
                                Floor                        Technologies                 Floor
                                Cambridge, MA 02139                                       Cambridge, MA 02139
----------------------------------------------------------------------------------------------------------------------
Philippe P. Dauman              DND Capital Partners, LLC    Director of Viacom Inc.      DND Capital Partners, LLC
                                9 West 57th Street, Suite    and Co-Chairman and CEO of   9 West 57th Street, Suite
                                4615                         DND Capital Partners, LLC    4615
                                New York, NY 10019                                        New York, NY 10019
----------------------------------------------------------------------------------------------------------------------
William H. Gray III             The College Fund/UNCF        President and Chief          The College Fund/UNCF
                                8260 Willow Oaks Corporate   Executive Officer of The     8260 Willow Oaks
                                Drive                        College Fund/UNCF            Corporate Drive
                                Fairfax, VA 22031                                         Fairfax, VA 22031
----------------------------------------------------------------------------------------------------------------------
Jan Leschly                     Care Capital LLC             Chairman and CEO of Care     Care Capital LLC
                                Princeton Overlook           Capital LLC                  Princeton Overlook
                                100 Overlook Center and                                   100 Overlook Center and
                                Route 1, Suite 102                                        Route 1
                                Princeton, NJ 08542                                       Princeton, NJ 08542
----------------------------------------------------------------------------------------------------------------------

                                                            Page  16 of 20 Pages

----------------------------------------------------------------------------------------------------------------------
David T. McLaughlin             Orion Safety Products        Chairman and Chief           Orion Safety Products
                                The Gallery, Suite 205       Executive Officer of Orion   The Gallery
                                46 Newport Road              Safety Products              46 Newport Road
                                New London, NH 03257                                      New London, NH 03257
----------------------------------------------------------------------------------------------------------------------
Ken Miller                      Credit Suisse First Boston   Vice Chairman of C.S.        Credit Suisse First Boston
                                Corporation                  First Boston                 Corporation
                                11 Madison Avenue - 25th                                  11 Madison Avenue 25th
                                Floor                                                     Floor
                                New York, NY 10010                                        New York, NY 10010
----------------------------------------------------------------------------------------------------------------------
Leslie Moonves                  CBS Television               President and Chief          CBS Television
                                7800 Beverly Blvd.           Executive Officer of CBS     7800 Beverly Blvd.
                                Suite 343                    Television                   Los Angeles, CA 90036
                                Los Angeles, CA 90036
----------------------------------------------------------------------------------------------------------------------
Brent D. Redstone               c/o Showtime Networks Inc.   Director of National         National Amusements, Inc.
                                1633 Broadway                Amusements, Inc.             200 Elm Street
                                New York, NY 10019                                        Dedham, MA 02026
----------------------------------------------------------------------------------------------------------------------
Shari Redstone                  National Amusements, Inc.    President of National        National Amusements, Inc.
                                200 Elm Street               Amusements, Inc. and         200 Elm Street
                                Dedham, MA 02026             Executive Vice President     Dedham, MA 02026
                                                             of NAIRI, Inc.
----------------------------------------------------------------------------------------------------------------------
Fredric V. Salerno              Verizon Communications Inc.  Vice Chairman and CFO of     Verizon Communications Inc.
                                1095 Avenue of the           Verizon Communications Inc.  1095 Avenue of the Americas
                                Americas, 39th Floor                                      New York, NY 10036
                                New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
William Schwartz                Cadwalader, Wickersham &     Attorney                     Cadwalader, Wickersham &
                                Taft                                                      Taft
                                100 Maiden Lane, Suite 1222                               100 Maiden Lane, Suite 1222
                                New York, NY 10038                                        New York, NY 10038
----------------------------------------------------------------------------------------------------------------------
Ivan Seidenberg                 Verizon Communications Inc.  President and Co-CEO         Verizon Communications Inc.
                                1095 Avenue of the                                        1095 Avenue of the
                                Americas, 39th Floor                                      Americas, 39th Floor
                                New York, NY 10036                                        New York, NY 10036
----------------------------------------------------------------------------------------------------------------------

                                                             Page 17 of 20 Pages

----------------------------------------------------------------------------------------------------------------------
Patty Stonesifer                Bill and Melinda Gates       Co-Chair and President of    Bill and Melinda Gates
                                Foundation                   Bill and Melinda Gates       Foundation
                                1551 Eastlake Ave. East      Foundation                   1551 Eastlake Ave. East
                                Seattle, WA 98102                                         Seattle, WA 98102
----------------------------------------------------------------------------------------------------------------------
Robert D. Walter                Cardinal Health, Inc.        Chairman and Chief           Cardinal Health, Inc.
                                7000 Cardinal Place          Executive Officer of         7000 Cardinal Place
                                Dublin, OH 43017             Cardinal Health, Inc.        Dublin, OH 43017
----------------------------------------------------------------------------------------------------------------------

                                                             Page 18 of 20 Pages


                                   SCHEDULE IV

                                   NAIRI, INC.

     ----------------------------------------------------------------------

                               EXECUTIVE OFFICERS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                            Business or Residence        Principal Occupation or      Name and Address of
                                Address                      Employment                   Corporation or Other
                                                                                          Organization in Which
                                                                                          Employed
----------------------------------------------------------------------------------------------------------------------
Sumner M. Redstone*             National Amusements, Inc.    Chairman of the Board and    National Amusements, Inc.
                                200 Elm Street               Chief Executive Officer of   200 Elm Street
                                Dedham, MA 02026             National Amusements, Inc.;   Dedham, MA 02026
                                                             Chairman and President of
                                                             NAIRI, Inc.; Chairman of     Viacom Inc.
                                                             the Board and Chief          1515 Broadway
                                                             Executive Officer of         New York, NY l0036
                                                             Viacom Inc.
----------------------------------------------------------------------------------------------------------------------
Shari Redstone*                 National Amusements, Inc.    President of National        National Amusements, Inc.
                                200 Elm Street               Amusements, Inc. and         200 Elm Street
                                Dedham, MA 02026             Executive Vice President     Dedham, MA 02026
                                                             of NAIRI, Inc.
----------------------------------------------------------------------------------------------------------------------
Jerome Magner                   National Amusements, Inc.    Vice President and           National Amusements, Inc.
                                200 Elm Street               Treasurer of National        200 Elm Street
                                Dedham, MA 02026             Amusements, Inc. and         Dedham, MA 02026
                                                             NAIRI, Inc.
----------------------------------------------------------------------------------------------------------------------
Richard Sherman                 National Amusements, Inc.    Vice President of National   National Amusements, Inc.
                                200 Elm Street               Amusements, Inc. and         200 Elm Street
                                Dedham, MA 02026             NAIRI, Inc.                  Dedham, MA 02026
----------------------------------------------------------------------------------------------------------------------
*Also a Director


                                                             Page 19 of 20 Pages


                                   SCHEDULE V

                            NATIONAL AMUSEMENTS, INC.
     ----------------------------------------------------------------------

                               EXECUTIVE OFFICERS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                            Business or Residence        Principal Occupation or      Name and Address of
                                Address                      Employment                   Corporation or Other
                                                                                          Organization in Which
                                                                                          Employed
----------------------------------------------------------------------------------------------------------------------
Sumner M. Redstone*             National Amusements, Inc.    Chairman of the Board and    National Amusements, Inc.
                                200 Elm Street               Chief Executive Officer of   200 Elm Street
                                Dedham, MA 02026             National Amusements, Inc.;   Dedham, MA 02026
                                                             Chairman and President of
                                                             NAIRI, Inc.; Chairman of     Viacom Inc.
                                                             the Board and Chief          1515 Broadway
                                                             Executive Officer of         New York, NY l0036
                                                             Viacom Inc.
----------------------------------------------------------------------------------------------------------------------
Shari Redstone*                 National Amusements, Inc.    President of National        National Amusements, Inc.
                                200 Elm Street               Amusements, Inc. and         200 Elm Street
                                Dedham, MA 02026             Executive Vice President     Dedham, MA 02026
                                                             of NAIRI, Inc.
----------------------------------------------------------------------------------------------------------------------
Jerome Magner                   National Amusements, Inc.    VP and Treasurer of          National Amusements, Inc.
                                200 Elm Street               National Amusements, Inc.,   200 Elm Street
                                Dedham, MA 02026             and NAIRI, Inc.              Dedham, MA 02026
----------------------------------------------------------------------------------------------------------------------
Richard Sherman                 National Amusements, Inc.    Vice President of National   National Amusements, Inc.
                                200 Elm Street               Amusements, Inc. and         200 Elm Street
                                Dedham, MA 02026             NAIRI, Inc.                  Dedham, MA 02026
----------------------------------------------------------------------------------------------------------------------
*Also a Director

                                                             Page 20 of 20 Pages

     ----------------------------------------------------------------------

                                    DIRECTORS

     ----------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Name                            Business or Residence        Principal Occupation or      Name and Address of
                                Address                      Employment                   Corporation or Other
                                                                                          Organization in Which
                                                                                          Employed
----------------------------------------------------------------------------------------------------------------------
George S. Abrams                Winer & Abrams               Attorney                     Winer & Abrams
                                60 State Street                                           60 State Street
                                Boston, MA 02109                                          Boston, MA 02109
----------------------------------------------------------------------------------------------------------------------
David R. Andelman               Lourie and Cutler            Attorney                     Lourie and Cutler
                                60 State Street                                           60 State Street
                                Boston, MA 02109                                          Boston, MA 02109
----------------------------------------------------------------------------------------------------------------------
Michael D. Fricklas             Viacom Inc.                  Executive Vice President,    Viacom Inc.
                                1515 Broadway                General Counsel and          1515 Broadway
                                New York, NY 10036           Secretary of Viacom Inc.     New York, NY 10036
----------------------------------------------------------------------------------------------------------------------
Brent D. Redstone               c/o Showtime Networks Inc.   Director of National         National Amusements, Inc.
                                1633 Broadway                Amusements, Inc.             200 Elm Street
                                New York, NY 10019                                        Dedham, MA 02026
----------------------------------------------------------------------------------------------------------------------